UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40008

E-Power Inc.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 29, 2026, E-Power Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the investor named therein (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”), (i) an aggregate of 229,097 Class A ordinary shares of the Company, par value US$0.0025 per share (the “Shares”), at a purchase price of $3.60 per Share, and (ii) pre-funded warrants to purchase up to an aggregate of 292,393 Class A ordinary shares (the “Pre-Funded Warrants”), at a purchase price of $3.5904 per Pre-Funded Warrant, with a remaining exercise price of $0.0096 per Class A ordinary share.

The Registered Direct Offering closed on September 30, 2026. The Company received approximately $1.87 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were issued to the Purchaser, whose purchase of Class A ordinary shares in the Registered Direct Offering would otherwise have resulted in the Purchaser, together with its affiliates, beneficially owning more than 9.99% of the Company’s outstanding Class A ordinary shares immediately following the consummation of the Registered Direct Offering. The Pre-Funded Warrants are exercisable immediately upon issuance and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

The Purchase Agreement contains customary representations, warranties, and agreements by the Company, customary conditions to closing, other obligations of the parties, and termination provisions.

The Shares, the Pre-Funded Warrants and the Class A ordinary shares issuable upon exercise of the Pre-Funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-297688) (the “Registration Statement”), previously filed and declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on July 30, 2026, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 29, 2026.

On September 29, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc. (“FT Global” or the “Placement Agent”), pursuant to which the Company engaged FT Global as the exclusive placement agent in connection with the Registered Direct Offering on a reasonable “best efforts” basis. The Company agreed to pay the Placement Agent a cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in the Registered Direct Offering and to pay certain expenses of the Placement Agent in connection with the Registered Direct Offering, subject to an aggregate cap of $40,000.

Pursuant to the Placement Agency Agreement, the Company also agreed to issue to the Placement Agent or its designees warrants to purchase an aggregate of 26,074 Class A ordinary shares (the “Placement Agent Warrants”), representing five percent (5.0%) of the aggregate number of Shares and Class A ordinary shares underlying the Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have an exercise price of $3.60 per Class A ordinary share and have a term of three years. The Placement Agent Warrants and the Class A ordinary shares issuable upon exercise were not registered under the Registration Statement and were offered and issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.

The foregoing summaries of the Purchase Agreement, the Pre-Funded Warrants, the Placement Agency Agreement, and the Placement Agent Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents, copies of which are filed as Exhibits 10.1, 4.1, 10.2 and 4.2, respectively, hereto and incorporated by reference herein.

Copies of the opinions of Ogier (Cayman) LLP and Hunter Taubman Fischer & Li LLC relating to the legality of the issuance and sale of the securities offered in the Registered Direct Offering, as applicable, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This report is incorporated by reference into the Registration Statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Commission on May 14, 2026, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Placement Agent Warrant
5.1	Opinion of Ogier (Cayman) LLP
5.2	Opinion of Hunter Taubman Fischer & Li LLC
10.1	Securities Purchase Agreement, dated September 29, 2026, by and between the Company and the Purchaser named therein
10.2	Placement Agency Agreement, dated September 29, 2026, by and between the Company and FT Global Capital, Inc.
23.1	Opinion of Ogier (Cayman) LLP (included in Exhibit 5.1)
23.2	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-Power Inc.

Date: October 6, 2026	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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